UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Blanchard, Jeffrey M.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Client Service
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  10/24/97    M        21,000.00     A  $6.197500                   D  Direct
Common Stock                                  10/24/97    M        2,000.00      A  $7.815000                   D  Direct
Common Stock                                  10/24/97    M        8,000.00      A  $6.292500                   D  Direct
Common Stock                                  10/24/97    S        21,000.00     D  $35.500000                  D  Direct
Common Stock                                  10/24/97    S        2,000.00      D  $35.500000                  D  Direct
Common Stock                                  10/24/97    S        8,000.00      D  $35.500000   2,000.00       D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to$6.197500       10/24/97       M                          21,000.00        09/21/97 (1) 09/21/00
 buy)
Employee Stock Option (right to$6.292500       10/24/97       M                          8,000.00         09/01/99 (1) 09/01/02
 buy)
Employee Stock Option (right to$7.815000       10/24/97       M                          2,000.00         07/01/98 (1) 07/01/01
 buy)
Employee Stock Option (right to$18.000000                                                                              11/16/06
 buy)
Employee Stock Option (right to$30.000000                                                                              01/05/06
 buy)
Non-Qualified Stock Option     $30.625000                                                                 09/06/97     09/06/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to10/24/97  Common Stock                   21,000.00                 0.00          D   Direct
 buy)
Employee Stock Option (right to10/24/97  Common Stock                   8,000.00                  0.00          D   Direct
 buy)
Employee Stock Option (right to10/24/97  Common Stock                   2,000.00                  0.00          D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   8,000.00                  8,000.00      D   Direct
 buy)
Employee Stock Option (right to          Common Stock                   15,000.00                 15,000.00     D   Direct
 buy)
Non-Qualified Stock Option               Common Stock                   10,857.00                 10,857.00     D   Direct
(right to buy)

Explanation of Responses:

(1)
Vesting accelerates on the effective date of IDX Systems Corporation's initial public offering.

SIGNATURE OF REPORTING PERSON
/S/ By: Robert W. Baker, Jr., Attorney in Fact
    For: Jeffrey M. Blanchard
DATE